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January 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook and Mary Beth Breslin

Re:	Biophytis SA Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on December 23, 2020 CIK No. 0001768946

Dear Ms. Sarmento and Mr. Buchmiller:

On behalf of our client, Biophytis SA (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated January 5, 2021 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing a Registration Statement on Form F-1 (the “Revised Registration Statement”) on behalf of the Company.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Amendment to Draft Registration Statement on Form F-1 Prospectus Summary

Prospectus Summary

Our Clinical Pipeline, page 4

1.	We note your response to prior comment 1 and reissue in part. Please shorten the line for BIO101 for the DMD indication to reflect that you have not yet begun clinical development of this product candidate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pipeline diagram on page 5 of the Revised Registration Statement to more clearly reflect the current stage of each clinical trial.

Securities and Exchange Commission

January 19, 2021

Sarcopenia (the SARA clinical program), page 5

2.	We note your response to prior comment 8. Please also remove the statement that you believe that Sarconeos has the potential to achieve clinically relevant functional mobility endpoints necessary for marketing approval based on the potential mechanism-of-action and your preclinical cellular and animal model data here and on page 131.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed this statement from the Revised Registration Statement.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower
Reed Smith LLP

cc:	Stanislas Veillet, Ph.D. Chairman and Chief Executive Officer of Biophytis SA